FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
MMOONEY@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4678

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG
MUNICH

September 25, 2002

SEP 25 2002

VIA MESSENGER DELIVERY

Securities and Exchange Commissi
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

02055029

SUPPL

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Sasol Limited, the following document:

> Chairman's statement for the year ended June 30, 2002, which appeared in a South African national newspaper on September 17, 2002

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4678 should you have any questions.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Sincerely,

Marilyn Mooney

Marilyn Mooney

Enclosure

cc: Steven B. Pfeiffer

dlw 9/25

45228091.1

chairman's statement for the year ended 30 June 2002

sasol
reaching new frontiers

growing globally, patriotically south african

It is a great pleasure to review the Group's results for the 2002 financial year.

Attributable earnings of R9,5 billion were 35% higher than those achieved in the previous financial year. Attributable earnings per share rose by 38% from 1 120 cents to 1 550 cents.

Operating profit of R14,9 billion was 38% higher than the previous year, while sales of R61,6 billion increased by 49%.

This splendid performance was achieved in an environment of significantly lower international oil and commodity chemical prices. The pleasing increase in operating profit resulted from the weaker rand that offset the negative impact of these lower prices, and from improvements in sales volumes, plant efficiencies and productivity improvements throughout the Group.

Sasol's performance capability has reached new dimensions as management has persistently and enthusiastically pursued the Group's global growth strategy. Simultaneously, investments in Southern Africa have also accelerated and the Group has become the region's single largest industrial investor. It is also noteworthy that net taxes, duties and levies paid to government in South Africa during the financial year amounted to R6,2 billion.

Although average oil prices were 18% below those of the previous year in US dollar terms, it is noteworthy that attributable US dollar earnings per share increased by 5%.

For the past five years, the compounded rate of growth in earnings in US dollar terms has exceeded 10% per annum. Again, and for the third consecutive year, the Group exceeded targeted rates of return and created considerable shareholder value.

Trading conditions During the course of 2001, global economies were slowing down and recessionary conditions were manifesting themselves. Following the deplorable terrorist attacks in America in September 2001, conditions deteriorated and uncertainty prevailed in world markets for several months.

International oil and commodity chemical prices weakened quickly through to the end of March 2002, after which some recovery occurred. It is testimony to the positive customer relations and efficient distribution channels of the Group that sales were sustained internationally throughout this difficult period.

The views of pre-eminent economists and industry pundits vary with respect to global growth rates and oil and commodity chemical prices through to the end of 2003. It is apparent, however, that most leading economies have stabilised, oil prices have improved and some commodity chemical prices are showing an upward tendency. An attack on Iraq could upset all current expectations.



Paul du P Kruger, Chairman

development. The continent is the world's poorest and accounts for a mere 1,7% of international trade, despite its vast population and abundance of natural resources.

The concept of an African Renaissance being driven by Nepad, and the motivating and compelling characteristics of such an inspirational notion, requires a clear process and infrastructure to support it and highly dedicated resources focused on delivery for it to become a reality.

It may take time for the African Union to amass the will and capacity among its members to achieve tangible progress, but it must move ahead now with conviction and purpose. The future success of Africa will depend on trade and subsequent wealth creation and distribution. Initially, however, support will be required from the leading developed countries. For this to be forthcoming, beyond the financial commitments already indicated by the affluent Group of Eight nations, early delivery on key fundamentals related to peace, democracy, good governance and adherence to free-market principles is critical. Thereafter, Africa's

For the success of Nepad not to be compromised by these circumstances, a multitude of interventions by governments, businesses, churches, the medical fraternity, labour unions, other stakeholders and, of course, individuals, is required.

At Sasol, our response to the HIV/Aids challenge has been extensive, although it requires better integration and co-ordination across all our businesses and sites. Best practices abound and need to be shared. As a result, management of the issue has been elevated to the highest levels of leadership within the Group and the development of a comprehensive enterprise-wide strategy is well advanced.

Notwithstanding the distressing impact of this scourge on our employees and their families who may be infected or affected by it, we are confident from a risk management viewpoint that our initiatives will minimise its adverse impact that otherwise could affect our operations. Elevated awareness campaigns, training and development programmes and improved intra-Group communications are central to our initiatives.

Corporate social investment In years gone by in South Africa it was not considered to be prudent or decent for corporations publicly to expound on or seek gratification for their corporate social investment activities.

For many years Sasol has actively invested in various corporate social investment programmes and has been delighted with the inspiration and moral rewards offered by these investments.

The Group now focuses its attention on five primary areas of endeavour:

- health (particularly with respect to Aids awareness programmes and rehabilitation clinics);
- education (with specific emphasis on mathematics and sciences);
- arts and culture (with a focus on supporting musicians, orchestras, choirs and artists);
- environmental and nature conservation (with a priority towards protecting endangered species and supporting birdwatching and bird publications); and
- job creation and capacity building (with a preference for developing entrepreneurs and small businesses).

With the announcement earlier this year of Sasol's investment in the project to bring natural gas from Mozambique to the industrial heartland of South Africa, the Group's social investment programme has graduated from being national to regional in the Southern African context. Our social investments in the Southern African region have become significant in the context of Nepad and are expected to exceed R100 million in the forthcoming year.

The Group's major operational sites outside of Southern Africa also engage in social investment programmes within the focus areas mentioned above.

Preparations advanced for NYSE listing Regarding our previously stated objective to explore international listing alternatives, without moving Sasol's primary listing from the JSE Securities Exchange (JSE) in Johannesburg or changing our corporate domicile from South Africa, I am pleased to confirm our intention to list Sasol Limited on the New York Stock Exchange (NYSE). We plan to proceed with this listing as soon as practicable and presently envisage it happening during the first half of 2003. An announcement regarding timing will be made in due course. This listing will be in the form of American Depository Receipts (ADRs) and will necessitate Sasol's delisting from the Nasdaq Stock Market where Sasol's ADRs currently trade.

We have commenced the preparatory procedures, including the restatement of our financial statements into US Generally Accepted Accounting Principles (US GAAP).

We are confident that a NYSE listing will encourage an improvement in Sasol's stock market rating through the broadening of our international investor base. In time, it may also provide access to a new source of funding to support our global expansion programme.

The Rand Commission Towards the end of 2001, the rand weakened rapidly against the US dollar and the euro. Subsequent events included a letter that was written by the chief executive officer (CEO) of the South African Chamber of Business (SACOB) to President Thabo Mbeki, in which unfounded and defamatory allegations were made against Sasol.

It was alleged that Sasol had engaged in spurious conduct and colluded with a leading bank deliberately to weaken the rand in order to offset the negative impact of weak oil prices and thereby to protect its income. These allegations were contemptible.

The subsequent appointment by President Mbeki of a Commission of Enquiry under Judge Myburgh into the reasons for the weakening of the rand was welcomed and Sasol participated constructively with the investigators assigned to the commission. The Group was complimented both by the investigators and South African Revenue Service for its high level of co-operation and disclosure.

The commission found that there was no wrongdoing on Sasol's part, thereby confirming the board and audit committee's confidence that management had consistently upheld the sound standards of governance and integrity upon which the strong reputation of the Group has been built.

Sasol, until recently, was a long-standing and creditable member of SACOB. It is most regrettable that the chamber did not at any stage publicly distance itself from the allegations made by its CEO, implying therefore a degree of complicity with them. In a public demonstration of solidarity the chamber appointed the CEO in question for a further term of office without any referral to Sasol and prior to the publication of the commission's final report.

Integrity is a core value of the Group and its employees. Furthermore, the Group's work ethos is rooted in loyalty to South Africa. The allegations, based on unsubstantiated information from an unnamed source and made public through the media and subsequent interviews, were deeply offensive. Sasol has since resigned from SACOB.

New Partnership for Africa's Development (Nepad) The launch in July 2002, of the African Union and the New Partnership for Africa's Development (Nepad) heralds a potential new dawn for Africa's future socio-political stability and economic growth.

We at Sasol compliment President Mbeki and his advisors on their vision, as well as their determination to give new impetus to African leadership and economies will hopefully no longer battle on the periphery of global trade and will increasingly play a meaningful part in world economic activity.

The chaotic and embarrassing events in Zimbabwe pose a major threat to Nepad. The despotic conduct of that country's leadership and the anarchy and abuse of human rights appear to go unabated, thereby tarnishing the image of the entire subcontinent. As has been recognised by leading political commentators, the so-called quiet diplomacy pursued by the South African Government has had no material effect on the appalling occurrences in Zimbabwe. Regrettably, the distressing situation in that country continues.

Sasol heartily supports the Nepad objective "to consolidate democracy and sound economic management on the continent". Through the programme, Africa's leaders are making a commitment to the people of Africa, and the world, to work together to rebuild the continent. It is a pledge to promote democracy, peace and stability, sound economic management and people-centred development and to hold each other accountable in terms of the agreements outlined in the programme.

As a leading member of the private sector, Sasol commits itself to the success of Nepad and specifically to:

- achieving best standards of corporate governance, supported by proper accounting and audit procedures and a duty to eliminate corrupt practices;
- improving the quality and effectiveness of our corporate social investment programme, which already is one of the most highly rated in South Africa;
- building human capital and productivity through ongoing investment in developing our people; and
- providing support, when required, to the South African and other regional governments in their efforts to achieve high standards of governance and national management.

We also call on businesses throughout South Africa to rally behind this trend-breaking initiative and to embrace principles of patriotism and sound business practice in support of Nepad. It is essential that we do so in order to ensure the business sector makes a constructive and sustainable contribution to this programme. After all, it is a strategic imperative and in all our interests that Nepad succeeds.

Sasol's initiatives and projects in Africa exemplify the true spirit of Nepad and are a convincing demonstration of how public-private collaboration can facilitate development. We thank those government ministries that have helped these opportunites to materialise. At the same time, we appeal to all ministries to support the endeavours of business to have vibrant, growing and globally competitive businesses. This may necessitate close introspection and a re-examination of past attitudes and practices, some of which are written into statutes. Our joint endeavour is necessary to ensure the African Renaissance becomes a reality. We at Sasol commit ourselves to this endeavour.

HIV/Aids An impediment to Africa's socioeconomic resurrection envisaged in Nepad could be the debilitating effect of HIV/Aids on the workforces of the continent and, in particular, the sub-Saharan region. Currently, the highest levels of infection and the largest numbers of HIV-positive people in the world are in this region. It is estimated that almost 25 million people are infected, which is about 70% of the world's estimated infections.

In South Africa, it is estimated that nearly 5 million people are infected, with forecasts that infection rates will peak in the 15 to 25 year age segment of the population. It is startling that HIV infection among women sampled in antenatal clinics around the country had risen from 1% in 1990 to nearly 25% in 2000.

Corporate governance Corporations and investment communities worldwide have been shaken in recent months by serious cases of mismanagement and governance failures. Notwithstanding the proud reputation that Sasol has built over the years for integrity and sound governance, these key activities have been further elevated in status over the past year.

Sasol's standards of disclosure have increased significantly. Although these require ongoing review and improvement within legal, strategic and competitive constraints, investors locally and overseas have commented that they are already world-class.

Internal governance structures and roles have been reviewed and changed where necessary to reflect best practices. This has happened at both the board and management levels.

As part of a major exercise to analyse the corporate governance standards of companies world-wide, Deutsche Bank recently concluded an analysis of 73 South African companies. We were delighted that Sasol Limited ranked in the top tier of this analysis. The research analysts concluded "We are satisfied that the top South African companies in our survey can justifiably claim to be world-class and should be considered for inclusion in any global equity portfolio."

The Sasol board has had two sub-committees of the board, audit and remuneration, for many years. The board has recently also established a nomination and governance committee and is considering appropriate board structures to further improve governance in respect of risk management and safety, health and environmental matters.

Profit outlook Sasol faces a challenging year. Having achieved successively higher levels of performance in recent years, it is now operating from an extremely efficient, value-creating platform.

Average oil prices in the 2003 financial year are anticipated to be lower than in the past year and higher inflation in South Africa is forecast to prevail until the second half of 2003. The rand has recovered from its unusual weakness earlier in the year and relative stability is forecast for the year ahead.

Because of these factors, and assuming no major disruptions in world oil, petrochemical and financial markets, a modest improvement on the excellent result of the past financial year is expected.

Acknowledgements I would like to express my sincere thanks to all Sasol customers, suppliers and business associates throughout the world for their continued support. The Group is placing far greater emphasis on relationship management and I trust the benefits are being felt.

I also thank all employees of the Group for their ongoing commitment and dedication to achieving superior performance. They are the driving force behind Sasol's commendable results and I am immensely grateful for their collective and individual contributions to the Group's success.

I take this opportunity to thank my fellow non-executive directors for their wisdom and sound counsel. They have each played an important role in the prudent governance of Sasol during the past year.

In closing, I would like to congratulate the executive management team, under the strong and capable leadership of deputy chairman and chief executive Pieter Cox, for yet again surpassing expectations and taking the Group to new performance heights.

Pdu P Kruger

Paul Kruger Chairman

www.sasol.com

Directors: P du P Kruger (Chairman) P V Cox (Deputy chairman and chief executive) E le R Bradley W A M Clewlow B P Connellan L P A Davies* J H Fourie* R Havenstein* S Montsi T S Munday* J E Schrempp (German) C B Strauss *(Executive director) **Company secretary:** N L Joubert

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196. PO Box 5486, Johannesburg 2000. **Transfer secretaries:** Computershare Investor Services Limited, 11 Diagonal Street, Johannesburg 2001. PO Box 1053, Johannesburg 2000. **Company registration number:** 1979/003231/06 Incorporated in the Republic of South Africa

The world's number three provider of custom-built chips said two weeks ago, when it announced its latest share sale, that it would meet a prior target that sales would double from the first quarter to $168m expecting a $87m loss this quarter, is one of many chip makers globally confronting slack demand for the brains behind personal computers, cellphones and other electronic gadgets. It needs more cash to keep closed the sales shortfall in a regulatory filing which outlined plans to raise $626m for a new factory by selling shares.

A lower sales forecast was not altogether unexpected, analysts said.

	Sell Price (c) †				Performance (%)*			
Fairbairn Capital Investment Frontiers	Tel 0860 300 000; Fax: 0860 400 000; E-mail: service@fairbairncapital.com; Internet: www.fairbairncapital.com							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	12m	36m**
Optimised Funds								
Aggressive Fund	-	-	-	-	-	-	-	-
High Growth Fund #	-	-	-	-	-	-	-	-
Growth Fund #	-	-	-	-	-	-	-	-
Balanced Fund #	-	-	-	-	-	-	-	-
Defensive Fund #	-	-	-	-	-	-	-	-
Specialist Funds								
SA Consumer and Industrial Fund***	-	-	-	-	-	-	-	-
SA Technology & Media Sector Fund	-	-	-	-	-	-	-	-
SA Financial Sector Fund	-	-	-	-	-	-	-	-
SA Mining and Resources Sector Fund	-	-	-	-	-	-	-	-
SA Small Companies Fund	-	-	-	-	-	-	-	-
SA Quoted Property Fund	-	-	-	-	-	-	-	-
World Equity Fund	-	-	-	-	-	-	-	-
World Technology Fund	-	-	-	-	-	-	-	-
Emerging Markets Fund	-	-	-	-	-	-	-	-
USA Fund	-	-	-	-	-	-	-	-
UK Fund	-	-	-	-	-	-	-	-
Continental Europe Fund	-	-	-	-	-	-	-	-
Japan Fund	-	-	-	-	-	-	-	-
Asia Pacific Fund	-	-	-	-	-	-	-	-
World Bonds Fund	-	-	-	-	-	-	-	-
SA Bonds Fund	-	-	-	-	-	-	-	-
Money Market Fund	-	-	-	-	-	-	-	-
Sterling Money Market Fund	-	-	-	-	-	-	-	-
US Dollar Money Market Fund	-	-	-	-	-	-	-	-
Multi-Manager Funds								
Multi-manager Growth Fund ##	195.36	178.68	183.36	0.00	0.76	(7.78)	17.88	12.50
Multi-manager Balanced Fund ##	205.24	182.53	188.24	0.00	0.65	(5.28)	15.92	15.04
Multi-manager Defensive Fund	115.13	109.75	112.73	0.00	0.41	(0.46)	-	-
Multi-Manager World Funds								
Multi-manager World Defensive Fund	143.11	140.62	143.06	135.57	0.71	3.10	22.51	-
Multi-manager World Balanced Fund	112.56	110.84	112.52	106.83	(0.16)	(3.20)	15.91	-
Multi-manager World High Growth Fund	88.56	87.75	88.56	83.52	(1.18)	(10.37)	9.39	-
International Portfolio Funds								
Optimised World Balanced Fund $ ###	107.97	105.21	107.66	99.35	0.42	7.53	7.69	4.55
Optimised World Defensive Fund $ $ ###	100.55	98.36	100.26	93.21	(0.00)	(0.67)	3.87	(2.66)
Optimised World High Growth Fund $ ###	101.42	101.54	101.30	98.27	(0.02)	(0.04)	0.90	-
Optimised World Active Fund $ ###	96.09	96.78	96.00	94.56	(1.15)	(6.19)	(7.20)	-
UK Money Market Fund $	87.28	88.63	87.25	89.61	(2.65)	(13.32)	(17.11)	-
US Money Market Fund $ ###	88.23	89.60	88.21	90.58	(2.36)	(11.26)	(16.00)	-
Multi-manager World Defensive Fund $	100.06	98.42	100.03	95.14	(0.18)	(0.91)	(0.63)	(0.99)
Multi-manager World Balanced Fund $	88.90	87.88	88.87	85.26	(1.10)	(7.29)	(10.09)	(8.15)
Multi-manager World High Growth Fund $	79.13	78.74	79.13	75.52	(2.02)	(13.75)	(19.09)	(13.07)

Old Mutual Investment Horizons	Tel: 0860 60 5500; Fax: 0860 60 7500/9500; E-mail: horizons@oldmutual.com; Internet: www.oldmutual.co.za/horizons							
Optimised Funds See prices listed under Investment Frontiers #								
Multi-manager Funds See prices listed under Investment Frontiers ##								
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	12m	24m**
International Funds								
World Growth Fund	-	-	-	-	-	-	-	-
World Balanced Fund	-	-	-	-	-	-	-	-
Offshore Funds See prices listed under Investment Frontiers ###								

Future Select	Phone: 0860 991 991; Fax: (011) 220-4300; E-mail: clienthelp@capitalalliance.co.za; Internet: www.capitalalliance.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	12m	24m**
Smoothed Bonus Fund	162.86	160.87	162.86	160.87	0.03	4.77	9.74	20.31
Intergrated Smoothed Bonus Fund	163.18	161.19	163.18	161.19	0.03	5.24	10.72	22.45
Managed Fund	143.19	143.19	143.19	143.19	0.00	-1.09	4.40	21.27
Elite Equity Fund	109.22	106.97	109.22	109.22	0.00	-3.18	3.84	11.92
Offshore Equity Fund	182.45	182.45	172.31	182.45	0.00	-4.33	24.61	19.15

Sanlam Stratus	Please contact your Sanlam adviser or broker for more details; Internet: www.sanlam.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	12m	24m
Guaranteed Capital Fund	1.4564	1.3329	1.3767	1.3510	0.03	2.33	9.19	19.48
Guaranteed Property Fund	1.1624	1.1426	-	1.1371	0.02	1.66	-	-
Balanced Fund	1.4446	1.3721	1.3787	1.3589	(1.61)	(7.42)	15.07	10.72
Multi Manager Balanced Fund	-	1.0999	1.1164	-	(1.11)	(5.23)	-	-
Sanlam Equity Focus Fund	1.2874	1.2420	1.2675	1.2446	(2.09)	(12.02)	10.00	2.81
Allan Gray Equity Focus Fund	-	1.1770	1.1984	-	(1.23)	(8.06)	-	-
Coronation Equity Focus Fund	-	1.1181	1.1645	-	(1.80)	(10.09)	-	-
Investec Equity Focus Fund	-	1.1222	1.1921	-	(1.32)	(6.60)	-	-
Fund of Funds	1.2306	1.1923	1.2054	1.1864	(0.40)	(4.70)	7.30	(0.84)
Offshore Hedge Fund	1.0036	0.9998	1.0033	1.0024	(0.42)	-	-	-
Offshore Balanced Fund	1.3247	1.3349	1.3326	1.2981	(1.95)	(2.65)	11.62	8.15
Offshore Equity Fund	1.1471	1.1345	1.1316	1.1198	(2.80)	(9.49)	3.87	(14.50)
Worldwide Balanced Fund	1.1083	1.0776	1.0888	1.0632	(1.69)	(5.38)	12.25	10.71
Worldwide Equity Fund	0.9448	0.9317	0.9453	0.9231	(2.32)	(8.54)	6.17	(5.45)
Worldwide Property Fund	1.2920	1.2177	1.2339	1.2493	(0.57)	0.51	21.92	29.61
International Hedge Fund	-	1.0219	1.0274	1.0219	(0.34)	-	-	-
International Balanced Fund	-	1.0457	0.7776	1.0209	(1.51)	(3.97)	11.40	-
International Equity Fund	-	0.8929	0.7222	0.8334	(2.53)	(10.34)	3.48	-
Intl Money Market Fund ($)	-	0.9854	0.8815	1.0463	(0.39)	3.00	-	-
Intl Money Market Fund (£)	-	1.1296	1.0213	1.1329	(0.03)	9.21	-	-
Intl Money Market Fund (€)	-	1.1378	1.0413	1.1319	0.54	7.62	-	-

Investec Funds	Investec Communication Centre Tel: 0860 500 100; Fax: 0861 238 473; Internet: www.investecfunds.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	6m	1yr
Risk Profiled Funds								
Investec Conservative Fund	129.171	128.450	-	-	(0.51)	2.11	1.70	13.90
Investec Balanced Fund	141.746	141.018	-	-	(1.04)	0.92	(0.53)	11.99
Investec Aggressive Fund	123.232	-	-	-	(1.06)	0.93	(0.01)	13.34
Investec Opportunities Fund	137.418	-	-	-	(0.77)	7.53	6.09	14.93
Offshore Funds								
US Dollar Money Fund	142.196	132.041	-	138.460	(0.91)	(8.88)	(13.92)	29.12
Euro Money Fund	146.830	142.503	-	142.503	(0.34)	4.580	(1.93)	52.61
Global Bond Fund	181.902	178.224	-	-	(0.45)	(5.72)	(11.80)	40.01
Global Balanced Fund	119.345	135.570	-	-	(1.28)	(13.27)	(18.86)	20.71
Global Equity Fund	102.648	102.558	-	101.082	(2.56)	(14.27)	(19.25)	10.80
Continental European Fund	99.319	97.977	-	97.453	(4.04)	(14.91)	(20.32)	13.61
Wired Index Fund	61.462	-	-	-	(3.59)	(28.94)	(37.77)	(19.56)
Asia New Economy Fund	110.980	105.921	-	-	0.09	(20.89)	(12.78)	34.04
Absolute Return Fund	135.057	133.034	-	133.978	(0.88)	-6.32	-10.77	32.9
Secured Wired Index - Tranche 1	114.064	-	-	-	(0.92)	-9.18	-14.68	

Fairheads International Asset Managers	Tel: 021-4107800; Fax: 021-4107996; E-Mail: iServices@fairheads.com							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	12m	24m
Fairheads Balanced FoF	-	125.06	-	-	-0.88%	-1.99%	6.13%	16.43%

m Cubed Funds	Tollfree: 0800 117 180; Fax: (011) 880-8844; E-mail: postmaster@mcubed.co.za; Internet: http://www.mcubed.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	6m	1yr
Multi-Manager Balanced Funds								
Aggressive Balanced Fund		132.2861			(0.70)	(3.20)	(1.49)	[illegible]
Moderate Balanced Fund		131.0741			(0.73)	(4.04)	(3.58)	[illegible]
Conservative Balanced Fund		129.5653			(0.37)	(0.13)	1.02	[illegible]
Multi-Manager Equity Funds								
Aggressive Equity Fund		137.6540			(1.31)	(5.71)	(1.44)	[illegible]
Moderate Equity Fund		128.3631			(1.16)	(7.30)	(4.20)	[illegible]
Multi-Manager Other Funds								
Bond Fund		149.1465			(0.02)	3.12	9.49	10.80
Cash Fund		176.9521			0.03	2.75	5.23	[illegible]
Multi-Manager International Funds								
International Equity Fund		116.8909			0.08	(10.17)	(30.46)	
International Bond Fund		186.8157			(1.16)	9.42	1.05	
International Cash Fund		198.1224			(0.49)	3.60	(5.56)	
Multi-Manager Investment Portfolios								
Equity Fund		155.8439			(0.98)	(7.74)	(8.03)	
Moderate Balanced Fund		164.5234			(0.60)	(3.75)	(3.66)	
Conservative Balanced Fund		167.6687			(0.53)	(2.01)	(1.69)	
Low Risk Fund		141.6647			(0.34)	(0.74)	(0.56)	

Momentum Investo	Toll free: 0860 114 931; E-mail: investo-clients@momentum.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	6m	1yr
RMB Balanced Growth	122.47219	120.42169	121.52034	119.4518	-0.927	-5.508	-2.93	[illegible]
RMB Conservative Growth	120.20899	119.52053	116.81141	116.8564	-0.859	-4.979	-2.318	[illegible]
RMB Aggressive Growth	123.32248	121.65326	122.40554	121.1626	-1.009	-5.944	-3.223	[illegible]
RMB Global Aggressive Growth	80.40163	87.68116	87.83782	86.5961	-0.767	-6.799	-19.598	[illegible]
RMB Global Balanced Growth	101.87869	101.67873	100.89189	100.8182	-0.708	-1.014	1.878	[illegible]
RMB Global Conservative Growth	96.67335	95.23608	95.62985	95.1001	-0.785	3.422	-8.567	[illegible]
Local funds (Managed by RMB Asset Management)								
SA Equity	123.78012	116.20021	116.8949	115.5682	-1.419	-10.69	-6.184	[illegible]
RMB Asset Allocator	123.15665	120.69911	121.6748	120.0151	-0.858	-5.53	-1.231	[illegible]
SA Bonds	128.78297	118.77368	121.79488	108.5880	-0.046	3.213	9.019	[illegible]
SA Money Market	118.31762	111.61145	112.94456	111.9327	-0.062	2.664	5.243	[illegible]
Global funds (Managed by RMB Asset Management)								
US Dollar Money Market	143.6781	143.21243	144.54789	141.9721	-0.773	2.641	-11.167	[illegible]
Equity International	92.13978	90.78023	91.99175	88.1976	-0.766	-6.943	-26.628	[illegible]
Euro Money Market	155.44957	153.3184	154.31042	150.5806	-0.788	7.384	0.482	[illegible]
Europe Equity	89.83301	89.29917	89.53997	89.6344	-0.861	-9.239	-25.477	[illegible]
Global Bonds	171.85826	168.27372	171.62838	165.2486	-0.856	9.637	-0.356	[illegible]
Japan Equity	81.33607	80.77832	81.24047	80.4296	-0.466	-8.256	-19.069	[illegible]
US Equity	74.5506	74.06567	74.42053	73.5150	-0.861	-6.347	-26.859	[illegible]
Multi-Manager funds (Managed by Momentum Advisory Service)								
SA Conservative Equity	113.731	113.731	113.731	113.731	-1.523	-6.463	-6.715	[illegible]
SA Agressive Equity	111.729	111.729	111.729	111.729	-1.394	-5.501	-6.233	[illegible]
SA Moderate Equity	111.783	111.783	111.783	111.783	-1.477	-6.228	-6.248	[illegible]
Global Agressive Growth	87.342	87.342	87.342	87.342	-1.459	-10.664	-28.66	[illegible]
Global Balanced Growth	97.218	97.218	97.218	97.218	-1.466	-9.714	-26.389	[illegible]

Sage Masterpiece	Tel: (011) 377 5220; Fax: (011) 377 5450; E-mail: kalliev@sage.co.za; Internet: www.sage.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	6m	1yr
Capital Preservation Optimised	107.1324	107.1324	107.1324	107.1324	0.18	0.62	4.67	[illegible]
Balanced Optimised	144.1441	144.1441	144.1441	144.1441	-0.66	-1.48	2.06	[illegible]
Managed Growth-Optimised	145.4172	145.4172	145.4172	145.4172	-0.90	-1.48	1.45	[illegible]
Aggressive Growth Optimised	129.8688	129.8688	129.8688	129.8688	-1.55	-5.86	-9.39	[illegible]
Equity	186.5835	186.5836	186.5835	186.5835	-1.22	-4.41	-2.19	[illegible]
Fixed Interest	103.7088	103.7088	103.7088	103.7088	0.17	0.86	7.41	[illegible]
Property	127.7599	127.7599	127.7599	127.7599	-3.31	3.44	11.26	[illegible]
Foreign Exposure	161.3777	161.3777	161.3777	161.3777	0.32	16.29	-7.94	[illegible]

Sage Preservation	Tel: (011) 377 5106; Fax: (011) 836 9213; E-mail: warwickh@sage.co.za; Internet: www.sage.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	6m	1yr
EB Capital Preservation Optimised			107.1324		0.18	0.62	4.67	[illegible]
EB Balanced Optimised			121.2083		0.21	-2.51	-3.63	[illegible]
EB Managed Growth Optimised			119.1954		-0.85	-0.81	6.59	[illegible]
EB Aggressive Growth Optimised			113.9864		0.22	-4.82	-2.28	[illegible]

Plexus Asset Management	Client services 0861 115 115; Broker services 0861 116 116; Fax (021) 976 2248; Internet: www.plexus.co.za; E-mail: info@plexus.co.za							
	Tax Exempt	Pvt Investor	Retiremt	Corp. Inv.	Daily Move	3m	6m	1yr
Multi-manager Portfolios								
Sprinter Equity Portfolio		1 093.1100			(1.13)	(5.00)	(1.70)	[illegible]
Pacer Balanced Portfolio		1 091.4800			(0.96)	(2.90)	(0.60)	[illegible]
Endurance Balanced Portfolio		1 085.8300			(0.71)	(1.30)	0.40	[illegible]
Income Plus Portfolio		1 119.3000			(0.05)	2.10	6.60	[illegible]
International Equity Portfolio		1 009.6600			(1.62)	(1.40)	(10.60)	[illegible]
International Balanced Portfolio		1 039.6800			(1.23)	(0.40)	(6.40)	[illegible]
Institutional Funds of Funds								
Sprinter Equity FoF B1		1 084.1500			(1.18)	(5.90)	(1.30)	
Pacer Prudential FoF B1		1 074.7600			(1.00)	(3.80)	-	
Endurance Prudential FoF B1		1 063.2100			(0.71)	(1.70)	1.00	
Income Plus FoF B1		1 084.3600			(0.05)	2.10	6.70	
International Equity FoF B1		956.1500			(2.11)	(4.30)	(12.40)	

Liberty Excelsior Investments	Tel: 0860 456 789; Excelsior Investment Tracker: www.liberty.co.za							
	Tax Exempt	Daily Move	Pvt Investor	Daily Move	Retiremt	Daily Move	Corp. Inv.	Daily Move
Liberty Excelsior Conservative	105.487	-0.21%	104.159	-0.21%	104.503	-0.23%	104.086	[illegible]
Liberty Excelsior Moderate Conservative	103.586	-0.56%	102.697	-0.53%	102.912	-0.57%	102.690	[illegible]
Liberty Excelsior Moderate	102.405	-0.77%	101.769	-0.73%	101.901	-0.78%	101.811	[illegible]
Liberty Excelsior Moderate Aggressive	101.690	-0.90%	101.179	-0.85%	101.263	-0.91%	101.258	[illegible]
Liberty Excelsior Aggressive	98.175	-1.17%	98.216	-1.09%	98.037	-1.17%	98.453	[illegible]
Ermitage Excelsior Global Conservative	103.954	-0.31%	103.576	-0.29%	103.954	-0.31%	103.197	[illegible]
Ermitage Excelsior Global Moderately Conservative	107.749	-0.31%	107.087	-0.29%	107.749	-0.31%	106.424	[illegible]
Ermitage Excelsior Global Moderate	107.222	-0.31%	106.599	-0.29%	107.222	-0.31%	105.975	[illegible]
Ermitage Excelsior Global Moderately Aggressive	103.532	-0.31%	103.186	-0.29%	103.532	-0.31%	102.839	[illegible]
Ermitage Excelsior Global Aggressive	104.903	-0.31%	104.453	-0.29%	104.903	-0.31%	104.004	[illegible]

* Performance is based on sell-to-sell price movement of tax-exempt funds, including automatic reinvestment of income. Negative performance is bracketed. † Prices are published for information only and are not guaranteed. **Price applicable to business received 4 business days ago. ***Performance figures except daily performance refer to SA Consumer Fund only. Fedsure's remaining funds linked to the Future Select product can be found under the Fedsure Unit Trusts price listings. Sage, Fairheads, Liberty, and Select funds prices at 16/9/2002. Sanlam - Negative performance is bracketed. Prices do not apply for policies issued prior to November 1999 and continuations pre May 2001. Momentum, m Cubed Fund, Investec prices as at 13/9/2002. Plexus: Price indices for multi-manager portfolios and selling prices for funds of funds as at 13/9/2002. Performance figures for periods ended 31/8/2002.

WorldCom set to slash further 2 000 jobs

Europe and Africa will bear the brunt

Daniel Tilles and Anjana Menon

Bloomberg

LONDON — WorldCom will slash 2 000 jobs, or a quarter of its workforce in Europe, the Middle East and Africa, after filing the world's biggest bankruptcy.

The number two US long-distance phone company would also reduce spending on its network this year by a fifth in the 25-country region, said senior vice-president Lucy Woods in an interview. She declined to give a dollar value.

WorldCom, which announced 17 000 job cuts in June, is trying to reorganise debt under Chapter 11 protection to help repay $41bn owed to creditors.

The company's European business is fighting to keep its approximately 150 000 customers from rivals such as former UK phone monopoly BT Group.

"One way to show it's still a viable business is to reduce overhead," said James Enck, a Daiwa Securities telecommunications analyst. "A lot of the cost base is linked to sales and if they're not generating enough revenue, there's a case to be made for having fewer people."

In Germany, WorldCom shares were unchanged at €0,13 yesterday afternoon. At their peak in June 1999, the shares closed at €61,99.

Of the job cuts, 1 550 are over and above those announced in June, said Rachel Richards, a WorldCom spokeswoman. Mississippi-based WorldCom filed for protection from creditors after disclosing it hid $3,85bn in expenses to mask losses. The company, charged with fraud by US authorities, revealed another $3,1bn in misstatements last month. A federal grand jury has indicted former chief financial officer Scott Sullivan in the scandal.

The company is reducing costs in every aspect of the business, said WorldCom's Woods. Some sales positions will be cut, she said, without providing details. Woods declined to say whether more cuts were planned.

The company expects the region to start generating cash by 2003, Woods said. Revenue this year has risen 24% so far compared with the year-ago period. WorldCom did not plan to sell the division, she said.

"Our growth has not slowed down, we're ahead of the plan," Woods said. "We're focused on growth above all else."

BT Group last month said it was talking to some of WorldCom's European customers about switching to a unit that offers fast web access to businesses.

The company today declined to say whether it had converted any of those clients.

WorldCom, which has about 20 million customers in 65 countries, last week said it would replace CEO John Sidgmore, who took over when Bernard Ebbers quit in April.

Sidgmore will remain president and CEO until a successor is found. He will then return to his role as vice-chairman, WorldCom said last week.

WorldCom had about 61 800 employees at the end of last year, according to Bloomberg data. After today's announced cuts, it will have about 6 000 employees in Europe, the Middle East and Africa, the company said today.

Taiwan's chip firms await word from China

Alan Patterson

Bloomberg

TAIWAN — Advanced Semiconductor Engineering, the world's second-largest packager of computer chips, and industry rivals may be allowed to invest in China for the first time this year, an industry group said.

Advanced Semiconductor and Siliconware Precision Industries, its next-largest competitor, are awaiting government permission to convert mainland factories they have into chip-packaging plants, said Gordon Chen, president of the Taiwan Semiconductor Industry Association.

The Taiwan government is easing its bans on companies taking the island's most advanced technology to the mainland, after the industry complained its exclusion from the world's third-largest semiconductor market would hurt it financially. The government earlier this year lifted its ban on chipmakers investing in China, while keeping restrictions on chip designers and chip packagers.

"It's quite possible that the packaging and test companies will get permission by the end of this year," Chen said. "We are in discussions with the government."

Taiwan Semiconductor Manufacturing, the world's number one supplier of made-to-order chips, is preparing to invest in its first mainland plant, making the companies that cut and package Taiwan Semiconductor's silicon wafers into chips anxious to follow.

Taiwan considers China its political foe and is wary of its best technology moving across the Taiwan Strait.

Advanced Semiconductor in January said it planned to build a $300m plant in Shanghai.

Chartered to miss its sales target

Greg Chang

Bloomberg

SINGAPORE — Chartered Semiconductor Manufacturing, which is seeking cash from its investors for the fourth time in three years, will miss its fourth-quarter sales target because of weak demand for computer chips.

in the fourth quarter. That is no longer the case, the company said in a regulatory filing.

"People may question why they didn't mention it when they announced the fund raising," said Tan Gee Chee, from OUB Optimix Funds. "They're not doing a good job in investor relations."

The Singapore-based firm, ex-

investing in new products to stay competitive with bigger rivals like Taiwan Semiconductor Manufacturing and United Microelectronics.

The share sale has already raised questions. Regulators are now looking into trading in the shares, which shed almost a fifth of their value before the sale was announced.

Chartered Semiconductor dis-

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